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Filed Pursuant to Rule 433
Registration Number 333-125677

        Raymond James & Associates, Inc.
J.P. Morgan Securities Inc.

Edge Petroleum Corporation
Common Stock

Issuer:	Edge Petroleum Corporation (the "Company")
Title of securities:	Common Stock, $0.01 par value (the "Common Stock")
Offer price per share:	$13.25
Offering size:	9,500,000 shares of Common Stock (excluding the underwriters' option to purchase up to 1,425,000 additional shares of Common Stock)
Underwriting discount:	$0.563 per share
Net proceeds:
Approximately $120 million, after deducting underwriter discounts and commissions and estimated offering expenses (excluding the underwriters' option to purchase up to 1,425,000 additional shares of Common Stock)
Trading:	The Common Stock is listed on the NASDAQ Global Select Market under the symbol "EPEX."
Trade Date:	January 25, 2007
Settlement Date:	January 30, 2007

Concurrent Offering of Preferred Stock

        The Company is offering concurrently with this common stock offering an issue of the Company's Series A Cumulative Convertible Perpetual Preferred Stock (the "Preferred Stock"). The terms of the Preferred Stock offering are as follows: issue price: $50.00, dividend rate: 5.75%, conversion premium: 25%, and offering size: $125 million. Additional details on the Preferred Stock offering, including a review of risk factors, are available at the SEC website at www.sec.gov.

Additional Disclosures

        The sections "Summary—Pending Offering of Preferred Stock," "Summary—The Offering," "Use of Proceeds," "Capitalization" and "The Acquisitions—Proposed Financing—Pending Offered of Preferred Stock" and other sections throughout the preliminary prospectus supplement dated January 16, 2007 relating to the Common Stock offering are updated to reflect an increase in the size of the offering from 9,200,000 shares of the Common Stock (plus up to 1,380,000 additional shares subject to the underwriters' over-allotment option) to 9,500,000 shares (plus up to 1,425,000 additional shares subject to the underwriters' over-allotment option), an increase in the size of the Preferred Stock offering from 2,000,000 shares (plus up to 300,000 additional shares subject to the underwriters' over-allotment option) to 2,500,000 shares (plus up to 375,000 additional shares subject to the underwriters' over-allotment option) and an offering price of $13.25 per share for the Common Stock, for net proceeds of approximately $120 million in the Common Stock offering and $120 million in the Preferred Stock offering, in each case after deducting underwriter discounts and commissions and estimated offering expenses.

        In addition, footnote (h) to the unaudited pro forma condensed consolidated financial statements on page S-34 of the preliminary prospectus supplement is amended and restated in its entirety as follows to reflect the increased size of the Common Stock offering, the increased size of the Preferred Stock offering and the actual dividend rate and conversion price of the Preferred Stock (instead of an assumed dividend rate and an assumed conversion price):

        h.     Assuming the completion of the concurrent public offerings of common stock and preferred stock, we would utilize the proceeds from these offerings together with borrowings under the Proposed Credit Facilities to refinance our existing credit facility and finance the Acquisition instead of relying solely on borrowings under the Proposed Credit Facilities, which would reduce interest expense and increase income tax expense. We would also expect to record preferred dividends of approximately $7.2 million and $5.4 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, based on the preferred stock dividend rate of 5.75% per year. Therefore, basic weighted average shares outstanding would increase by approximately 9,500,000 common shares and diluted weighted average shares outstanding would increase by approximately 17,047,170 common shares (including common shares underlying the preferred shares, based on the conversion price of the Series A Preferred Stock of $16.56 per share of common stock). The impact of the offerings results in the following earnings per share data for the year ended December 31, 2005 and the nine months ended September 30, 2006:

	Year ended December 31, 2005	Nine months ended September 30, 2006
Pro Forma Net Income (Loss) Per Share
Pro Forma basic earnings (loss) per share	$1.33	$(1.31)
Pro Forma diluted earnings (loss) per share	$1.22	$(1.11)

Forward Looking Statements

        Statements regarding the proceeds from the offerings, interest expense, income tax expense, preferred dividends and earnings per share, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions, many of which are beyond the Company's ability to control or estimate, and are subject to material changes. Such risks, uncertainties and assumptions include, but are not limited to, market conditions, customary offering closing conditions, the Company's results of operations and other factors detailed in Risk Factors and elsewhere in the registration statement relating to these securities and the Company's filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling (i) Raymond James & Associates, Inc. toll-free at 1-800-248-8863, x72400 or (ii) J.P. Morgan Securities Inc. toll-free at 1-866-430-0686.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

Dated January 24, 2007

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Edge Petroleum Corporation Common Stock